

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2022

David Shrier
President and Chief Executive Officer
Adit EdTech Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, New York 10105

> **Re: Adit EdTech Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed May 16, 2022**
> **File No. 333-261880**

Dear Mr. Shrier:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-4 Filed on May 16, 2022

General

1. We understand that Wells Fargo Securities, LLC ("Wells Fargo) has terminated its engagement in its roles as your advisor and capital markets advisor and as lead placement agent for a potential PIPE offering (which we understand was not consummated for the reasons set forth in your disclosure) and has waived its entitlement to certain fees otherwise owed to it upon the closing of the business combination. Please disclose the amount of the fees that have already been paid to Wells Fargo and the amount of fees waived, how the waiver of fees was obtained and why it was agreed to. Revise your pro forma financial information and relevant disclosure. In addition, with respect to the resignation:

- Please clarify the role that Wells Fargo played in any part of the business combination (i.e., the identification or evaluation of business combination targets) as well as the current relationship between Wells Fargo and the merger parties (i.e. whether there are other relationships with Wells Fargo after its resignation). Disclose both the extent of the work already performed and the work agreed to be performed by Wells Fargo prior to its resignation.

- Revise the background of the business combination to clearly note when Wells Fargo was present in discussions or at board meetings and qualify their presence by noting Wells Fargo subsequently resigned.

- Discuss the potential impact on the business combination related to the resignation of Wells Fargo, including, but not limited to, any impact on the PIPE financing. For example, if Wells Fargo would have played a role in the closing, please revise to identify the party who will be filling any such role.

- Disclose in the forepart of the filing that Wells Fargo claims no remaining role in your business combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

- Please disclose whether Wells Fargo was involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including but not limited to any analysis underlying disclosure in the registration statement. If so, clarify the involvement of Wells Fargo, whether it has retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on Wells Fargo's expertise.

- Disclose whether Wells Fargo provided you with any reasons for its respective resignation or why it was unable to complete its engagement. If there was no dialogue and/or you did not seek out the reasons why Wells Fargo was resigning (and waiving deferred fees, as applicable) or unable to complete its engagement, despite already providing and/or completing their services, please indicate so in your registration statement.

- Please advise if you are aware of any disagreements with Wells Fargo regarding the scope of its engagement or their ability to complete its engagement prior to resigning.

- Please advise whether you are aware of any disagreements with Wells Fargo regarding the disclosure in your registration statement.

- Please add a risk factor that clarifies Wells Fargo was to be compensated, in part, for services that it has already rendered, yet Wells Fargo will waive such fees and disclaim responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the Business Combination.

- Disclose whether Wells Fargo or affiliates of Wells Fargo are lenders to ADEX or GRIID. Advise whether any credit or financing agreements entered into by ADEX or GRIID are impacted by the resignation of Wells Fargo.

2.   Please disclose what consideration the ADEX Board has given to reconsidering its assessment of the business combination given the subsequent resignation of Wells Fargo. Expand your disclosure to address the ADEX Board's consideration of the business combination without the advice of Wells Fargo and disclose the impact this will have on investors.

3.   Please provide us with a letter from Wells Fargo stating whether it agrees with the statements made in your proxy statement/prospectus related to its resignation and, if not, stating the respects in which it does not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Wells Fargo and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Wells Fargo does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that Wells Fargo withdrew from its respective role(s) in your transaction and forfeited its fees, if applicable, and that Wells Fargo refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. The disclosure should clarify whether Wells Fargo performed substantially all the work to earn its fees.

4.   Please revise your disclosure to highlight for investors that Wells Fargo's withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, your disclosure should caution investors that they should not place any reliance on the fact that Wells Fargo has been previously involved with the transaction.

5.   Please supplementally provide us with the engagement letter with Wells Fargo and other agreements, if any, entered into by ADEX or GRIID with Wells Fargo or any of its affiliates. Please disclose any ongoing obligations of the parties pursuant to the engagement letter that will survive termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the company in the registration statement. Please also provide us with any correspondence between Wells Fargo and ADEX and/or GRIID relating to Wells Fargo's resignation.

Q: Did the board of directors of ADEX obtain a fairness opinion in determining whether or not to proceed with the merger?, page 11

6.   We note you removed language on page 11 advising that the fairness opinion addressed the fairness to all stockholders of ADEX as a group as opposed to only those unaffiliated

with the sponsor or its affiliates. As it appears Lincoln International LLC's financial opinion was addressed solely to ADEX, please include the language that was removed in your amendment or advise.

Unaudited Pro Forma Condensed Combined Financial Information
Introduction, page 159

7.   We note that you omitted the pro forma condensed statement of comprehensive income for the year ended December 31, 2020 in response to prior comment 9. Please revise to give effect to the merger and related adjustments as if they were made as of the beginning of the fiscal year presented. In this regard, you should give effect to the transaction as if it had occurred on January 1, 2021. Also, please explain why you continue to adjust operating expenses for transaction costs that had been accrued as of December 31, 2021 in adjustment (D).

Material Agreements, page 190

8.   We note GRIID entered into a Mining Services Agreement with Blockchain Access UK Ltd. on March 21, 2022, which you filed as Exhibit 10.20 to your registration statement. Please disclose the material terms of this agreement in your proxy statement/prospectus, including the term and termination provision.

Management's Discussion and Analysis of Financial Condition and Results of Operations of GRIID, page 197

9.   Please clearly state that all references to "cryptocurrency" or "cryptocurrencies" in this section refer to bitcoin or advise.

Liquidity and Capital Resources, page 211

10.   We note your disclosure that Blockchain funded a request to draw down $6 million of the 2nd Tranche Loans notwithstanding that Blockchain believed certain conditions precedent to such draw were not satisfied. Please disclose the conditions precedent that Blockchain believes were not satisfied or advise.

U.S. Federal Income Tax Consequences for U.S. Holders, page 262

11.   We note your response to prior comment 21 and reissue our comment in part. The revised disclosure on page 262 appears to say that your opinion depends on "if the merger qualifies as an exchange described in Section 351(a) of the Code." Please revise your disclosure and opinion to state, if true, that the merger will qualify as an exchange described in Section 351(a) of the Code or advise.

Griid Infrastructure LLC and Subsidiaries
Consolidated Statements of Operations, page F-25

12. We note your response to prior comment 44 in your letter dated March 21, 2022 and continue to evaluate your analysis.

Consolidated Statements of Cash Flows, page F-28

13. We note your response to prior comment 45 in your letter dated March 21, 2022 and continue to evaluate your analysis.

Notes to Consolidated Financial Statements
Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Cryptocurrencies, page F-34

14. In response to prior comment 26, you state that "If the market price is below the per unit value of the bitcoin, it is more likely than not that the bitcoin is impaired," however you have adopted an accounting convention that does not recognize impairment losses in all such circumstances. We are unable to reconcile your accounting convention to ASC 350-30-35-19. Please reconsider the need to revise your accounting policy to comply with this guidance.

15. On page F-35 you state, "The Company accounts for its gains or losses in accordance with the first-in first-out ("FIFO") method of accounting." Please revise to clarify, if true, that cryptocurrency sold is determined based on the first-in first-out ("FIFO") method of accounting.

Long-Lived Assets Impairment, page F-35

16. We note your disclosure that, "The Company tests its miners for impairment on a quarterly basis..." Please reconcile this to your disclosure that long-lived assets are assessed for impairment "whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable." Refer to ASC 360-10-35-21.

Revenue Recognition, page F-36

17. We note your disclosure that "The contracts are terminable at any time by either party and the Company's enforceable right to compensation only begins when the Company provides computer power to the mining pool operator." Please revise this statement to clarify whether the contracts are terminable at any time by either party without compensating the other party. Refer to ASC 606-10-25-4.

18.   We note your disclosure that "providing such computing power represents the only performance obligation in the Company's contracts with mining pool operators." Please revise this disclosure to also clarify whether the Company's provision of computing power is the Company's only promised good or service. See ASC 606-10-25-21.

19.   We note your disclosure that "The Company earns revenue under different models based upon the nature of the performance obligation the Company provides to the mining pool." Please reconsider the appropriateness of this statement and its consistency with other disclosures. For example, your other disclosures suggest that your contracts use different formulas to determine consideration rather than specify a different type or nature of the computing power you are obligated to provide.

20.   Your response to prior comment 31 appears to cite the 24-hour time period in the contractual payment formula used to determine consideration as the accounting contract under ASC 606. In order to help us further evaluate your response and your analysis of Step one of ASC 606 described on page F-36, please provide to us a supporting accounting analysis to indicate the duration of the contract (that is, the contractual period) in which the parties to the contract have present enforceable rights and obligations. Your analysis should include, but not be limited to, the guidance ASC 606-10-25-1 to 25-9 and the impact on contract duration requested in the fourth bullet of prior comment 31.

21.   Please revise your disclosure to more clearly articulate the contractual payment formula and, separately, your transaction price, as that term is used in ASC 606 and in your disclosure on page F-36. For example, your response to prior comments 31, 32, 33, and 35 suggest that there may be three parts of the contractual payment formula: pay-per-share base amount; digital transaction fee reward; and pool operator fees. Your disclosure should identify and more fully describe these and clarify to what extent the inputs to them are fixed or variable. In discussing expected value, your disclosure should also distinguish the contractual meaning of expected value from your application of the accounting guidance. For example, it is unclear whether the disclosure that "Expected value represents the estimated value at the beginning of the period of each daily performance obligation" is describing the contractual definition or an accounting policy. Separate from the contractual payment terms, your disclosure should also clearly articulate the ASC 606 transaction price. To the extent your contractual payment formula includes variable amounts, that disclosure should clarify how you estimate variable consideration (See e.g., ASC 606-10-32-8) and whether application of the constraint has caused some contractual consideration to be excluded from the transaction price.

22.   As a follow-on to the preceding comment, please provide us with your accounting analysis of Step three of ASC 606 that you describe on page F-36 and the applicable guidance in ASC 606-10-32-1 through 32-14. As part of your response, and as requested in prior comment 35 related to pool operator fees, please clarify whether your contracts obligate the pool operator to provide any distinct goods or services to you in consideration for this fee or, alternatively, whether this fee is simply part of the formula used to determine your compensation.

23.   We note your revised disclosure indicating that your performance obligation is generally satisfied over the 24-hour period from midnight-to-midnight UTC time under the FPPS model. Please further revise to disclose when you recognize revenue and disclose the method used. Refer to ASC 606-10-50-18.

24.   We note your revised disclosure in response to our prior comments. Please ensure that disclosures elsewhere in your filing are revised accordingly. In this regard, you indicate on page 203 that revenue is recorded for each bitcoin earned, at the spot rate at the time of issuance.

Cryptocurrency Borrowings, page F-38

25.   Your disclosure indicates that you historically borrowed cryptocurrency from a third party on a secured basis and such cryptocurrency borrowed was reported within cryptocurrency notes payable. Tell us whether you have historically borrowed cryptocurrency. If not, please revise your accounting policy disclosure accordingly.

26.   We note from your response to prior comment 37 that loans denominated in bitcoin were reported within cryptocurrency notes payable. Please tell us, and revise your disclosures throughout your filings to clarify what the phrase "loans denominated in cryptocurrency" means (e.g., U.S. dollars loans to be repaid in cryptocurrency). Please revise to disclose your accounting policy for U.S. dollar loans that are repayable in cryptocurrency. Ensure that your policy clarifies the form of borrowing and repayment.

Note 10. Debt, page F-44

27.   As previously requested in prior comments, please revise to provide a complete description of the material rights and obligations of both parties to the borrowings. For example, you indicate in your supplemental response to prior comment 37 in your letter dated May 23, 2022 that you will revise your disclosures to clarify that the loan proceeds were received in U.S. dollars. Please also revise to disclose the repayment terms of the cryptocurrency notes payable, which your response suggests required you to repay in a fixed 481.9 bitcoin.

28.   You indicate in your revised disclosure and response to prior comment 38 that the cryptocurrency notes payable were amended and restructured into U.S. dollar denominated notes as a result of the Second Amended and Restated Loan Agreement. We note from your disclosure and your supplemental response to prior comment 37 in your

letter dated May 23, 2022 that the Second Amended and Restated Loan Agreement was accounted for as a loan modification. Please provide us with your comprehensive accounting analysis to support the accounting treatment as a modification rather than an extinguishment, with specific contextual references to the supporting authoritative accounting guidance. Your analysis should include, but not be limited to, how you considered the terms of the loan agreement prior to the amendment related to the noncash nature of the bitcoin due upon maturity, the existence of an embedded derivative, and the change in the fair value of the embedded derivative. Also explain why you recorded a loss when the bitcoin-denominated loans were converted into U.S. dollar denominated loans, as noted from your response to prior comment 37, considering the guidance in ASC 470-50-40-2.

29. We note from your disclosure on page F-48 that you are required to ensure that a certain amount of mined currency is on deposit in a mined currency account pursuant to the Third Amendment. Please provide us with your analysis of the accounting for the bitcoin deposited within this account. This analysis should include specific citation to the authoritative literature relied upon and your analysis and application of that guidance.

30. We note your response to prior comment 39. We are unable to evaluate your response to prior comment 39 regarding the Mining Services Agreement (formerly referred to as the Hosting Agreement) based on the information provided. Our prior comment 39 was intended to elicit a description of the material rights and obligations of the parties to the contract, your accounting for those rights and obligations, and an accounting analysis, with specific contextual reference to authoritative literature, that supports those accounting policies. Please provide such a response. Further, if, as it appears, hosting will be material to your business, consider the need to revise your financial statements to articulate the material rights and obligations and your accounting policies for them.

31. You indicate in response to prior comment 39 that the Mining Services Agreement is not within the scope of other guidance noted in ASC 606-10-15-2 and there is not an embedded lease contained within the agreement related to the facility space or the customer miners. Please provide a detailed accounting analysis of why you believe the agreement does not contain a lease under ASC 842. This analysis should include specific citation to the authoritative literature relied upon and your analysis and application of that guidance.

32. You indicate in response to prior comment 39 that no other parties are involved in providing the hosting services under the Mining Services Agreement. Please identify the party from which you receive the mined bitcoin and consider this party in your accounting analysis for the arrangement. As previously requested, provide us with your principal versus agent analysis. As part of your analysis, please tell us what you consider to be the specified goods or services to be provided to the customer and which party has the ability to direct the use of the good or service and obtains substantially all of the remaining benefits from them.

Note 12. Fair Value Hierarchy, page F-49

33.   We note your revised disclosure in response to prior comment 40. You indicate that the fair value of the cryptocurrency notes payable was determined based on appraisals by an independent valuation firm. Please explain how this is a Level 1 valuation in the fair value hierarchy. In addition, please revise disclosures throughout your filing to indicate that it is the embedded derivative in the cryptocurrency notes payable that is recorded at fair value.

Note 16. Commitments and Contingencies
Data Black River Development and Operation Agreement, page F-54

34.   We note your response to prior comment 43 regarding your accounting for the Data Black River Development and Operation Agreement. We are unable to evaluate your response based on the information provided. Our prior comment was intended to elicit a complete description of the material rights and obligations of the parties to the contract, your accounting for those rights and obligations, and an accounting analysis, with specific contextual reference to authoritative literature, that supports those accounting policies. Please provide such a response.

35.   We note your response to prior comment 43 regarding your accounting for the Data Black River Development and Operation Agreement. Tell us what consideration was given to whether this arrangement is a collaborative arrangement wholly or partially within the scope of ASC 808. Address the guidance in ASC 808-10-15.

36.   Refer to your response to prior comment 43 regarding whether the Data Black River Development and Operation Agreement contains a lease under ASC 842. Please provide a separate evaluation of the application of ASC 842 for the right to use the HDP mines. As part of your response, clarify whether you have the right to obtain substantially all of the economic benefits from the use of the HDP mines.

        You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Technology

cc: Kerry Shannon Burke